FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of June 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on June 25, 2012, by Panasonic Corporation (the registrant), announcing the joint development of next generation OLED panels for TVs and large-sized displays.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: June 25, 2012

June 25, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Atsushi Hinoki (Japan)	Haruhiko Sezaki (Japan)
Global Public Relations Office	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)
(Tel: +81-3-3542-6205)

Panasonic Announces the Joint Development of Next Generation OLED panels for TVs/large-sized displays

Osaka, Japan, June 25, 2012 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced the joint development of next generation OLED (organic light-emitting diode) panels and modules for TVs and large-sized displays.

For further detail, please see the attached.

June 25, 2012

Sony Corporation

Panasonic Corporation

Sony and Panasonic to Collaborate on the Joint Development of Next Generation OLED Panels for TVs/Large-sized Displays

Japan, June 25, 2012 — Sony Corporation (“Sony”) and Panasonic Corporation (“Panasonic”) today announced that they have signed an agreement regarding the joint development of next-generation OLED (organic light-emitting diode) panels and modules for TVs and large-sized displays.

Sony and Panasonic plan to jointly develop next-generation OLED panels and modules by each utilizing their core and printing technologies. They plan to jointly develop printing method-based next-generation OLED technology, which will be suitable for low-cost mass production of large, high resolution OLED panels and modules. Sony and Panasonic aim to establish mass-production technology during 2013, by integrating their unique technologies to improve the overall efficiency of development.

Sony launched the world’s first OLED TV in 2007 with its 11-inch model. Sony also released a 25-inch professional OLED monitor in 2011, and continued to develop products and mass-produce OLED displays utilizing deposition technologies. Further, Sony has actively promoted the research and development of next-generation OLED technologies such as hybrid OLED element devices and processing (manufacturing) technologies that combine deposition and printing methods, thin film transistor (TFT) drivers such as oxide TFTs, and flexible organic TFTs, and has presented its development results at academic conferences.

Panasonic is a leader in the technology development of large-sized screen, high-resolution OLED panels and utilizes the cutting-edge “all printing method”, among other printing methods which have the advantage of being competitive for producing large-sized screens at a lower cost. Panasonic owns the unique production and equipment technologies which enable the production of OLED panels through this method. Panasonic is also pursuing the future possibility of OLED panels, and is carrying out research and development of advancements in flexible OLED panels and aiming to develop large-sized, high quality sheet-type displays.

In parallel with the joint development of the next-generation technologies of the OLED panels and modules, Sony and Panasonic plan to continue to study collaboration in the mass production of OLED panels and modules. Also, each company plans to utilize its own strengths to develop and commercialize its own competitive, high-performance, next-generation OLED televisions and large-sized displays.

For Press-Related Inquiries:

Corporate Communications, Sony Corporation    Tel +81-3-6748-2200

Corporate Communications, Panasonic Corporation

Tel +81-6-6908-0447(Osaka), Tel +81-3-3436-2621(Tokyo)

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